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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GE Investment Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3001 Summer Street
(No. and Street)

Stamford (City) CT (State) 06905 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Rhodes 203-708-2757 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 2 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott H. Rhodes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GE Investment Distributors, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

PEGGY LIPTACK
Notary Public-Connecticut
My Commission Expires
April 30, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GE INVESTMENT DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of GE Asset Management Incorporated)

Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report Thereon)

KPMG LLP

Independent Auditors' Report

Board of Directors
GE Investment Distributors, Inc.:

We have audited the accompanying statement of financial condition of GE Investment Distributors, Inc., (the Company) (a wholly owned subsidiary of GE Asset Management Incorporated) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GE Investment Distributors, Inc. as of December 31, 2008 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2009

GE INVESTMENT DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of GE Asset Management Incorporated)

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$ 13,799,793
Receivable for placement fees	2,634,589
Deferred sales commissions	167,170
Other assets	171,872
Total assets	$ 16,773,424

Liabilities and Shareholder's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 3,546,925
Taxes payable to affiliate	1,022,441
Deferred tax liability	9,619
Total liabilities	4,578,985
Shareholder's equity:	
Common stock ($0.01 par value per share, 1,000 shares authorized; 100 shares issued and outstanding)	1
Additional paid-in capital	9,746,341
Retained earnings	2,448,097
Total shareholder's equity	12,194,439
Total liabilities and shareholder's equity	$ 16,773,424

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

GE Investment Distributors, Inc. (GEID) was incorporated under the laws of Delaware on February 3, 1993. GEID is a wholly-owned subsidiary of GE Asset Management Incorporated (GEAM), which is a wholly-owned subsidiary of General Electric Company (GE).

GEID, a broker/dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), is the distributor for the GE Family of Funds including GE Funds, S&S Funds, GE Institutional Funds, GE LifeStyle Funds, Elfun Funds, and GE Investments Funds, Inc.

(b) Deferred Sales Commissions

Commissions paid by GEID to originating broker/dealers on sales of Class A, Class B, and Class C shares with contingent deferred sales charges are capitalized as deferred sales commissions and are amortized on a straight-line basis over a 72-month period for Class B shares, and over a 12-month period for Class A and Class C shares. Such periods are defined as the periods over which GEID is eligible to be reimbursed for the commissions payments advanced to originating broker/dealers at the time of sale. The recoverability of deferred sales commissions is regularly reviewed by GEID's management, utilizing a cash flow analysis based on anticipated future distribution fee revenue. Contingent deferred sales charges reduce unamortized deferred sales commissions relating to Class B shares when received.

(c) Cash and Cash Equivalents

GEID considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash and cash equivalents include $13,799,688 of money market investments at December 31, 2008.

(d) Financial Instruments

The financial instruments of GEID are reported in the statement of financial condition at fair value. Equity securities for which exchange quotations are readily available are valued at the last sale price. Equity securities are included in other assets. Investments in money market funds are valued at the carrying amounts that approximate fair value because of the short maturity of the instruments.

Effective January 1, 2008, GEID adopted Financial Accounting Standards Board Statement of Financial Accounting Standards 157, Fair Value Measurements (FAS 157). SFAS 157 defines fair value, establishes a new framework for measuring fair value, and expands disclosures about fair value measurements. Broadly, the FAS 157 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. FAS 157 establishes market or observable inputs as the preferred source of values, followed by assumptions based upon hypothetical transactions in the absence of market inputs.

The valuation techniques required by FAS 157 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions based on the best information available in the circumstances. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The following table presents GEID's investments measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2	Level 3	Total
Equity securities	$ 74,130	$ -	$ -	$ 74,130

(e) Income Taxes

GEID accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (FAS 109) on a separate company basis. The Company is included in the consolidated federal income tax return and certain combined state and local income tax returns of GE. GEID files state and local income tax returns where such returns are not included in the income tax returns of GE. The income tax liability has been computed on the operations of GEID. GEID is subject to a tax sharing arrangement with GE whereby taxes payable are remitted to GE based on the separate company income tax liability computed, if applicable.

Deferred taxes are provided under the asset and liability method as prescribed by FAS 109, whereby deferred tax assets and liabilities are recognized for temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates; the effects of future changes in tax laws or rates are not anticipated. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(f) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Income Taxes

The deferred income tax liability results from temporary differences in the recognition of income and expense for income tax and financial reporting purposes. The deferred tax liability at December 31, 2008 of $9,619 is related to the unrealized appreciation of the equity securities reported in other assets.

(3) Placement Fees

On December 1, 2006, GEID entered into an agreement with Global Infrastructure Management, LLC (GIM LLC) and Global Infrastructure GP, L.P. to introduce prospective investors to Global Infrastructure Partners - A, L.P. (the Fund) and any other investment vehicle created for the purpose of investing in parallel with the Fund. GIM LLC has two founding investors, one of which is GIF Management Inc., an affiliate of GE.

As per the terms of the agreement, GEID is entitled to a fee, for each introduction of an investor who invests in the Fund, equal to the aggregate principal amount of securities sold to investors multiplied by a corresponding agreed-upon percentage (Placement Fee).

Placement Fees are payable in three equal installments: on the date of the Fund's applicable closing and on the first and second anniversary of the date of the Fund's applicable closing. GEID is not entitled to any placement fees for any failed investments during a 60-day period following each closing. GEID recognized the full amount of the placement fees during 2008, as the amounts were fixed and determinable. In addition, all services under the agreement were performed. The Placement Fees receivable at December 31, 2007 were fully collected during 2008. Placement Fees receivable at December 31, 2008 amounted to $2,634,589, due according to the following schedule:

Due within one year	$ 1,317,295
Due within two years	1,317,294
	$ 2,634,589

(4) Related-Party Transactions

Pursuant to a Services Agreement between GEAM and the GEID, GEAM provides certain services to GEID including administrative and operational support, office facilities and supplies, marketing services, and services of GEAM sales personnel. At December 31, 2008, GEID had a payable of $588,298 related to these services, which is included in accounts payable and accrued expenses.

GEID earns interest income on its money market investment in the Investment Class of GE Institutional Money Market Fund. At December 31, 2008, the balance of GEID's money market investment in this fund was $4,992,382.

See Note 3 for Placement Fees.

(5) Net Capital Requirement

GEID is subject to the SEC Uniform Net Capital Rule, alternative standard (SEC Rule 15c3-1) which requires the maintenance of the greater of $250,000 net capital or 2% of aggregate debit items. At December 31, 2008, GEID had net capital of $9,012,872. This was $8,762,872 in excess of the SEC minimum required net capital.

GE INVESTMENT DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of GE Asset Management Incorporated)

Independent Auditors' Report
On Internal Control Required By SEC Rule 17a-5

December 31, 2008

KPMG LLP

Independent Auditors' Report
On Internal Control Required By SEC Rule 17a-5

Board of Directors
GE Investment Distributors, Inc.:

In planning and performing our audit of the financial statements of GE Investment Distributors, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with US generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2009